OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-14960
CUSIP NUMBER **

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

** There is no CUSIP number assigned to the ordinary shares which are traded on ATHEX.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

National Bank of Greece S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

86 Eolou Street
Address of Principal Executive Office (Street and Number)

10559 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Bank of Greece S.A. (the “Company” and together with its consolidated subsidiaries, the “Group”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2017 within the prescribed time period as the Group needs additional time to finalize the presentation of its U.S. GAAP financial statements for the financial year ended December 31, 2017 and to complete its review of its annual report on Form 20-F. The delay is due to the devotion of internal resources and staff to the implementation of the comprehensive reform of financial instruments accounting due to the application of IFRS 9 since January 1, 2018 to the Group’s statutory financial statements, which are prepared under International Financial Reporting Standards (“IFRS”). Furthermore, the Company was also subject to a stress test exercise carried out by the European Central Bank in cooperation with the European Banking Authority, which started in February 2018 and required submissions through April 16, 2018, which also required significant attention and time from the reporting staff of the Company.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George Angelides	011-30	210 772 7701
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since January 1, 2017, the Group disposed of or classified as held for sale certain domestic non-banking activities and international operations in accordance with its commitments in its revised restructuring plan with the European Commission. As was done for its consolidated income statement for the year ended December 31, 2016, the Group’s consolidated income statement for the year ended December 31, 2017 (the “2017 income statement”) is being prepared stating continuing operations separately from discontinued operations in accordance with ASC 205-20 “Discontinued Operations.” As a result of activity since January 1, 2017, income from the Group’s insurance business, Ethniki Hellenic General Insurance S.A., as well as its international operations in Romania, Serbia and Albania through its subsidiaries Banca Romaneasca S.A., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and Banca NBG Albania Sh.a., will be classified as income from discontinued operations in the 2017 income statement. The comparative income statements for the years ended December 31, 2016 and 2015 will also be restated accordingly. The Group’s balance sheet will also reflect these developments with the assets and liabilities associated with such operations being classified as “Long lived assets held for sale” and “Liabilities directly associated with long lived assets held for sale.”

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2018	By	/s/ LEONIDAS FRAGKIADAKIS
Leonidas Fragkiadakis
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).